UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2021

IdentifySensors Biologics, Corp.

(Exact name of issuer as specified in its charter)

Delaware	85-161576
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122

(Full mailing address of principal executive offices)

(216) 543-3031

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with the interim unaudited and unreviewed financial statements and the related notes to those statements included elsewhere in this Form 1-SA. This discussion contains forward-looking statements that involve risks and uncertainties as described in the Company’s Offering Circular included in the Form 1-A filed with the Securities and Exchange Commission (available at www.sec.gov). As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

The Company, IdentifySensors Biologics Corp., is a Delaware corporation founded on June 11, 2020. Since inception, we have been in the business of developing tests for viral and bacterial pathogens specifically for Covid 19 and sensors to detect freshness in fresh fish and meat in the food supply chain, and also to develop sensors to detect bacteria in the food supply chain for fruits and vegetables and to develop a test to detect Staph bacteria in hospitals.

Our long-term strategy is to provide information and rapid inexpensive testing for harmful bacteria in the field within the world's food supply chain including data analytics; and to provide a rapid inexpensive saliva based "at home" test for Covid19 as well as other viruses like Influenza A and B, whereby a person can have the results within 30 minutes; whereby the data is not colorimetric, but digital and is sent to a smart phone via BlueTooth; and then to a cloud server for analysis with instant reporting to health agencies like the Center for Disease Control.

Operating Expenses

Our operating expenses will be classified as research and development expense, office and administrative expenses and professional fees, which are each described below.

Research and Development Expenses

Our Research and development expenses totaled $424,558 for the six months ended December 31, 2021, compared to $219,812 for the six months ended December 31, 2020, an increase of $204,746 representing an increase of approximately 93%. Such increase is attributable to increase efforts the Company made to develop, test and create prototypes for its products.

Office and Administrative Expenses

Office and administrative expenses consist of personnel-related costs, advertising and marketing consultants; sponsored research at Purdue University; consulting and software developer fees and other costs associated with research and development of our Platform.

Our general and administrative expenses were $693,860 for the six months ending December 31, 2021, compared to $103,712 for the six months ended December 31, 2020, an increase of $590,148, representing an increase of approximately 569%. Such increase is largely attributable to the increased number of employees during the period and the commencement of commercialization activities.

Professional Fees

Professional fees consisted primarily of fees paid to attorneys and accountants. The professional fees for the six months ended December 31, 2022 were $658,968, compared to $229,471 for the six month period ended December 31, 2020, an increase of $429,497, representing an increase of approximately 187%. Such increase arose from additional legal services required to comply with federal securities laws and additional accounting fees attributable to the audit of the Company’s financial statements.

2

Liquidity and Capital Resources

Sources of Funds

We plan to continue to fund our operations and capital funding needs through the sales of common stock. If we are not able to secure adequate additional funding, we may be forced to make additional reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to the Platform and related technology, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to us. Any of these actions could harm our business, results of operations and future prospects. As of December 31, 2021 and through March 31, 2022, we have received $____________from the sale of shares of common stock .

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed in the Notes to the financial statements are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Item 2. Other Information

None.

3

Item 3. Financial Statements

IdentifySensors Biologics Corp

Balance Sheets

December 31, 2021 and June 31, 2021

	December 31,	June 30,
	2021 (Unaudited and Unreviewed)	2021 (Audited)
ASSETS
Current assets:
Cash	$753,358	$307,435
Prepaid expenses	47,065	104,078
Total current assets	800,423	411,513

Equipment	–	–
Investments	1,100	–
Operating Lease right to use asset	–	17,030
Deferred tax asset	–	–
Security deposit	5,950	5,950
Total assets	$807,473	$434,493

LIABILITIES AND STOCKHOLDERS' (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$690,263	$381,524
Subscription refunds payable	9,173	9,173
Operating lease liability	–	18,472
Total current liabilities	699,436	409,169

Long term liabilities:
Note payable related party	163,044	158,388
Total long term liabilities	163,044	158,388
Total liabilities	862,479	567,557

Stockholders' (deficit)
Preferred stock, $0.0001 par value; 50,000,000 shares, authorized, no shares issued and outstanding as of December 31, 2021 and June 30, 2021	–	–
Common stock, $0.0001 par value; 350,000,000 shares, authorized, 49,148,355 shares issued and outstanding as of December 31, 2021 and 44,849,439 as of June 30, 2021	4,915	4,485
Additional paid-in capital	3,686,441	1,831,494
Accumulated (deficit)	(3,746,362)	(1,969,043)
Total Stockholders' (deficit)	(55,006)	(133,064)
Total liabilities and Stockholders' (deficit)	$807,473	$434,493

4

IdentifySensors Biologics Corp

Statements of Operations (Unaudited and Unreviewed)

 For the Six Months Ended December 31, 2021

For the Six Months Ended
December 31,
2020
Revenue	$–
Operating expenses:
Research and development expenses	424,558
Office and administrative expenses	693,860
Professional fees	658,968
Total operating expenses	1,777,385

Loss from operations	(1,777,385)

Other Income (Expense)
Interest expense	(4,934)
Finance Cost	–
Rental Income	5,000
Total Other Income (Expense)	66

Loss before provision for income taxes	(1,777,319)
Provision for income taxes	–
Net loss	$(1,777,319)
–
Net loss per common share - basic and diluted	$(0.04)

Weighted average common shares outstanding - basic and diluted	44,587,127

5

IdentifySensors Biologics Corp

Statement of Stockholder's (Deficit) (Audited)

For the Period from June 11, 2020 (inception) to June 30, 2020

	Preferred Stock		Common Stock		Additional		Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Equity (Deficit)
Balance - inception (June 11, 2020)	0	$0	0	$0	$0	$0	$0

Issuance of common stock	0	0	0	0	0	0	0
Restricted stock awards vested	0	0	0	0	0	0	0
Net loss for the period	0	0	0	0	0	(3,685)	(3,685)
Balance - June 30, 2020	0	$0	0	$0	$0	$(3,685)	$(3,685)

6

IdentifySensors Biologics Corp

Statements of Changes in Stockholders' (Deficit) (Unaudited and Unreviewed)

For the Six Months Ended December 31, 2021

							Total
	Preferred Stock		Common Stock		Additional		Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Equity (Deficit)
Balance - June 30, 2021	–	$–	44,489,439	$4,485	$1,831,494	$(1,969,043)	$(133,064)

Common stock issued for cash	–	–	1,607,044	161	1,606,884	–	1,607,045
Stock Options vested	–	–	–		23,905	–	23,905
Warrants issued (compensation)	–	–	–		224,158	–	224,158
Warrants issued (finance cost)	–	–	–		–	–	–
Restricted stock awards vested	–	–	2,691,872	269	–	–	269
Net loss for the six months	–	–	–	–	–	(1,777,319)	(1,777,319)
Balance - December 31, 2021	–	$–	49,148,355	$4,915	$3,686,441	$(3,746,362)	$(55,006)

7

IdentifySensors Biologics Corp.

Statement of Changes in Stockholders' (Deficit)

For Year Ended June 30, 2021

							Total
	Preferred Stock		Common Stock		Additional		Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Equity (Deficit)
Balance - June 30, 2020	–	–	–	$–	$–	$(3,685)	$(3,685)

Common stock issued for cash	–	–	42,657,149	4,266	1,681,908	–	1,686,174
Stock options vested	–	–	–	–	14,175	–	14,175
Warrants issued (compensation)	–	–	–		68,850	–	68,850
Warrants issued (finance cost)	–	–	–	–	64,588	–	64,588
Restricted stock awards vested	–	–	2,192,290	219	1,973	–	2,192
Net loss for the period	–	–	–	–	–	(1,965,358)	(1,965,358)
Balance - June 30, 2021	–	–	44,849,439	$4,485	$1,831,494	$(1,969,043)	$(133,064)

8

IdentifySensors Biologics, Corp

 Statements of Cash Flow (Unaudited and Unreviewed)

December 31, 2020

For the Six Months Ended
December 31,
2021

Cash from operating activities:
Net loss	$(1,777,319)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock Based Compensation - award	269
Stock based compensation - options	23,905
Stock based compensation - warrants	224,159
Finance costs	–
Deferred Taxes	–
Changes in operating assets and liabilities:
Prepaid expenses	57,013
Operating lease right to use asset	17,030
Security deposit	–
Accounts payable and accrued liabilities	308,739
Lease liability amortization	(18,473)
Accrued interest	4,656
Net cash used in operating activities	(1,160,021)

Cash flows from financing activities:
Investment in unrelated party	(1,100)
Issuance of common stock for cash	1,607,044
Proceeds from long-term loans	–
Proceeds from subscriptions to be refunded	–
Net cash provided by financing activities	1,605,944

Net change in cash	445,923
Cash - beginning of period	307,435
Cash - end of period	$753,358

Supplemental Cash Flow Disclosures
Cash paid for interest	$–
Cash paid for income taxes	$–

Non-cash investing and financing activities:
Stock compensation awards	$381,771

9

Identifysensors biologics Corp

Notes to the Unaudited and Unreviewed Financial Statements

As of December 31, 2021 and for the Six Months Ended December 31, 2021

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited and Unreviewed Interim Financial Information

The accompanying unaudited and unreviewed financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are presented in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) applicable to interim financial information. Accordingly, certain footnote disclosures have been condensed or omitted. The accompanying financial statements have not been audited or reviewed by an independent accountant, as would be required before such financial statements could be included in the Company’s annual report on Form 1-K. In the Company’s opinion, the unaudited and unreviewed financial statements reflect all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.

A summary of the significant accounting policies used in the preparation of the accompanying financial statements follows:

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation (“Company”) founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens specifically for Covid19 and sensors to be used in the food supply chain to detect freshness in fish and meat, and bacteria in fruits and vegetables and to develop a test to detect Staph bacteria in hospitals.

As of December 31, 2021, the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company adopted June 30 as its fiscal year end.

Reverse Stock Split

On September 29, 2020, the Company amended its certificate of incorporation to implement a 1-for -3.6 reverse stock split of its common stock. The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company adjusted the share amounts under its stock incentive plan, outstanding options and common stock.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2021.

10

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash and cash equivalents. There were no cash equivalents as of December, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of December 31, 2021.

The Company has riled a U.S. federal tax return and other tax returns as required. All tax periods since inception remain open to examination.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the six months ended December 31, 2021, no interest and penalties associated with the Company’s tax positions have been recognized in the statements of income or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization to Purdue University and outside contractors and manufactures.  The Company is now in the phase of early manufacturing and seeking out manufacturing partners as well as government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients.  Expenses support supplies and manpower to produce a working prototype.  These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

Fair Value measurements

When required to measure assets or liabilities at fair value the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The amount of the total gains or losses for the period are included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date. The Company has no assets or liabilities that are adjusted to fair value on recurring basis.

11

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Basic and diluted earnings per share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company’s common stock, and convertible note payable. For the six months ended December 31, 2021, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

Dec 31,
2021
Warrants	155,175
Options	14,500
Total possible dilutive shares	63,425

Stock-based compensation

Stock-based compensation to employees and non-employees consist of stock options grants, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of share of common stock is based on trading price of the Company’s share.

The Company calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model Assumptions used by the Company in using the Black-Scholes pricing include: 1) volatility based on the Company’s average volatility rate, 2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, 3) the expected life of the option or warrants, and 4) expected cash dividend rate on shares of common stock. During the year ending December 31, 2021 volatility was based on average rates for similar publicity traded companies.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common stock purchase warrants and derivative financial instruments

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Leases

The Company has adopted FASB ASC 842. Pursuant to FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

12

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease

Note 2 Going Concern

The Company’s financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the six months ended December 31, 2021, the Company had a net loss of $1,772,129. As of December 31, 2021, the Company had an accumulated deficit of $3,746,362. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue its operating costs and will require additional capital to continue its operating plan. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operation losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company includes: sales of equity instruments; traditional financing such as loans, and obtaining capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, ASU Subtopic 470-20 “Debt-Debt with Conversion and Other Options” and ASC subtopic 815-40 “Hedging-Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Note 4 Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, on the basis of current or estimated future taxable profit, is more likely than not to be recovered.

13

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax asset exists at December 31, 2021.

The provision (benefit) for income taxes consists of the following:

Six Months Ended Dec 31, 2021
Federal Income Tax
Current	$–
Deferred	–

Total Federal Income Tax (benefit)	$–

The Company’s current provision (benefit) for Federal income taxes of $980 is reconciled to the tax calculated at the statutory rate of 21% as follows:

Six Months Ended Dec 31, 2021
Federal taxes based on net loss
Before Federal tax expense	$(367,488)
Add tax on the following:

Temporary differences	22,185

Change in deferred taxes from net operating loss	345,303

Provision for Federal Income Taxes	$–

Significant components of deferred income tax assets and liabilities follows:

Six Months Ended Dec 31, 2021
Deferred tax liability	$–
Net operating loss carryover	396,656
Temporary differences	22,185
Valuation allowance	(741,959)
Net deferred tax asset (liability)	$–

14

Note 5 Leases and Commitments

The Company entered into a lease agreement effective November 1, 2020 for a facility located in Cedar Park, Texas. The lease is a thirteen-month lease with twelve monthly payments beginning on December 1, 2020. Base payments of $1,500 plus the Company’s share of reimbursable expenses are due on the first day of each month. Reimbursable expenses including taxes, insurance, CAM and association fees. The Company’s share of reimbursable expenses are estimated using $9 per rentable square feet. Monthly lease payments including the additional charge are $3,750. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $0 as of December 31, 2021 and a liability of $0 is recorded on the balance sheet as of December 31, 2021. Operating lease costs for the six months ended December 31, 2021 $18,472. The lease has a renewal option, which extends the terms for an additional year with a monthly base payment increasing to $1,750. The Company does not anticipate exercising the option.

The Company recorded a right-of-use asset.

The Right-of-use assets are summarized below:

December 31, 2021
Office Lease	$43,354
Less accumulated amortization	(43,354)
Right-of-use, net	$–

Amortization on the right-of -use asset is included in office and administrative expenses on the statements of operations.

The Company also entered into a lease agreement effective February 1, 2021 for a facility located in West Lafayette, Indiana. The lease is a twelve month lease with ten monthly payments beginning on April 1, 2021. Base payments of $1,100 are due on the first day of each month along with an initial fee of $250. The lease is classified as a short-term lease under FASB ASC 842 and is not reflected on the balance sheet. Lease costs for the six months ended December 31, 2021 were $4,618. The lease has a renewal option, which extends the terms for an additional year with the monthly base payment increasing by 3%. The Company does not anticipate exercising the option.

The Company has subleased space in the facility located in Cedar Park, Texas. The agreement is a month-to-month rental that provides for monthly rental payments of $1,000. Rental income for the six months ended December 31, 2021 was $5,000.

Note 6 Related Party Transactions

Compensation for Management services provided by the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Operating Officer, President and Secretary, Chief Marketing Officer and Sales Director for the six months ended December 31, 2021 was as follows:

	For the Six Months Ended Dec 31, 2021	Amount paid Year Ended Dec 31, 2021	Amount owed as of Dec 31, 2021
Chief Executive Officer	$200,000	$–	$266,667
Chief Financial Officer and Treasurer	20,000	–	40,000
Chief Operating Officer	10,000	–	18,333
President and Secretary	80,000	20,000	140,000
Chief Marketing officer and Sales Director	40,000	–	80,000
	$350,000	$20,000	$545,000

15

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 6% per annum. The note and accrued interest shall be paid on the date that is one year after the maturity date of July 28, 2023 or within five days after the Company has received gross proceeds of at least $1,000,000 from the sale of common stock. Interest accrued on the note as of December 31, 2021 was $13,044.

During the six months ended December 31, 2021, the Company incurred expenses for accounting services in the amount of $20,251 to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of December 31, 2021, the Company owed Edward C. Hawkins & Co., Ltd. $20,251.

During the six months ended December 31, 2021, the Company incurred expenses for legal services in the amount of $1,231 to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of December 31, 2021, the Company owed Hawkins and Company LLC $1,231. During the year six months ended December 31, 2021, the Company incurred expenses for consulting services in the amount of $160,647 to Integra Ventures LLC, an entity fully owned by a partial owner of IdentifySensors Fresh Food Enterprises LLC. As of December 31, 2021 the Company owes Integra Ventures LLC $11,475.

During the six months ended December 31, 2021, the Company incurred expenses for software development in the amount of $59,000 to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. The balance owed to MCO Advantage, Ltd. as of December 31, 2021 $0.

During the six months ended December 31, 2021, the Company incurred expenses for consulting and bookkeeping services in the amount of $20,000 to Healthcare Office Systems Inc., an entity fully owned by a related party. The balance owed to Healthcare Office Systems Inc. as of December 31, 2021 $0.

Note 7 Stockholders’ Equity

Authorized Capital Stock

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has two classes of common stock Reg. A and Reg. D. Both classes have the same voting rights and the same per share price of $4.25 as of December 31, 2021. Reg. D investors can qualify to receive warrants whereas Reg. A investors cannot.

Common Stock

2021 Stock Issuances

During the six months ended December 31, 2021, the Company had the following common stock transactions:

•	Issued 246,171 shares of common stock for total cash proceeds of $1,607,044

Stock Options

On July 1, 2020, the Company’s shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at the issue date, which for stock awards during the six months ended December 31, 2021 was $.001 per share. The stock was not traded in an open market on the date of grant and fair value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 at December 31, 2021, and 0 shares were issued during the six months ended December 31, 2021.

16

A summary of the changes in the Company’s awarded shares for the six months ended December 31, 2021 follows:

	Shares	Fair Value
Outstanding as of December 31, 2021	5,577,709	$–
Granted	7,770,000	7,770
Forfeited	–	–
Outstanding as of December 31, 2021	5,078,128	5,078
Exercisable as of December 31, 2021	2,691,872	$2,691

The fair value of performance-based and time-based restricted stock awards units granted during the six months ended December 31, 2021 are as follows:

Restricted stock awards (performance-based)	$–
Restricted stock awards (time-based)	$7,770

As of December 31, 2021, there was $5,078 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.29 years.

On March 10, 2021, the Company granted a non-statutory stock option to purchase 12,500 shares of common stock at an exercise price of $4.00 per share. 1,250 shares vest immediately with the remaining 11,250 shares vesting over 5 equal quarterly installments commencing June 30, 2021. The Company cannot reliably estimate the fair value of the services received from the grantee.

On September 1, 2021, the Company granted a non-statutory stock option to purchase 2,000 shares of common stock at an exercise price of $5.25 per share. 2,000 shares vest immediately. The Company cannot reliably estimate the fair value of the services received from the grantee.

Accordingly, the non-statutory stock option has been recorded at the fair market value of the option granted.

The following summarizes the number of shares of the option during the six months ended December 31, 2021 and the six months ended December 31, 2020:

Number of Shares

Outstanding, June 30, 2021: 12,500

Granted:	2,000

Expired or Forfeited: -

Exercised:	-

Outstanding, December 31, 2021: 14,500

Exercisable, December 31, 2021: 10,000

No options expired during the six months ended December 31, 2021.

The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percent Vested Monthly Thereafter	Expiration Date
March 10, 2021	12,500	$4.00	10.00%	6.00%	March 9, 2031
September 1, 2021	2,000	$5.25	100.00%	0.00%	September 1, 2026

All options vest as described above, provided the Optionee continues to provide continuous service to the Company.

The average remaining contractual life of the options outstanding was 6.93 years as of December 31, 2021.

17

The options are reported at fair value as determined at a valuation of $4.02 for the options granted March 10, 2021 and $2.96 for the options granted September 1, 2021 per share using the Black-Scholes method. An expected price volatility of 124%, a risk-free interest rate of 1.94%, and a dividend yield of 0% was used in the calculation of the fair value for both stock options..

At December 31, 2021, the intrinsic value of the outstanding options was $30,080.

Warrants

Warrants the Company issues for services provided are recorded as compensation expense and included in office and administrative expense on the statements of operations. Compensation expense for warrants issued for the six months ended December 31, 2021 was $224,159.

The Company also issues warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

The cost associated with these warrants are classified as finance cost. Finance costs for the six months ended December 31, 2021 was $0.

During the six months ended December 31, 2021, the Company issued 104,250 warrants consisting of 0 shares for compensation and 104,250 shares to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $4.70 per share. All warrants outstanding are exercisable as of December 31, 2021.

The following summarizes the number of shares of warrants during the six months ended December 31, 2021:

Number of Warrants
Balance at June 30, 2021	50,925
Granted:	104,250
Exercised:	–
Expired:	–
Balance at December 31, 2021:	155,175

The fair value of the warrants outstanding at December 31, 2021, using the Black-Scholes method, is estimated at $357,597. An expected average price volatility of 92%, an average risk-free interest rate of 1.74%, and a dividend yield of 0% was used in the calculation of the fair value.

The intrinsic value of the warrants as of December 31, 2021 is $5,625.

Note 8 Subsequent Events

Management has evaluated subsequent events through March 31, 2022, the date the financial statements were available to be issued.

On January 5, 2022, the Company granted an option to purchase 20,000 shares of common stock at an exercise price of $4.25 per share. 0 shares vest immediately with the remaining 20,000 shares vesting over 12 equal quarterly installments commencing January 5, 2022.

18

On January 7, 2022, the Company granted an option to purchase 30,000 shares of common stock at an exercise price of $4.25 per share. 0 shares vest immediately with the remaining 30,000 shares vesting over 8 equal quarterly installments commencing February 1, 2022.

On January 19, 2022, the Company granted an option to purchase 30,000 shares of common stock at an exercise price of $4.00 per share. 0 shares vest immediately with the remaining 30,000 shares vesting over 8 equal quarterly installments commencing February 19, 2022.

The Company has offered and sold shares of common stock pursuant to exemptions from registration under the Securities Act of 1933 (the “Securities Act”). One offering has been conducted under Regulation A and one under Regulation D, both of which are promulgated under the Securities Act. The Company is offering an aggregate of up to $50,000,000 of common stock in both offerings. As of December 31, 2021, the Company raised an aggregate of $3,224,430 in both offerings.

Item 4. Exhibits

Exhibit Number		Description
2.1	**	Certificate of Incorporation
2.2	**	Certificate of Amendment of Certificate of Incorporation
2.3	**	Bylaws
3.1	**	2020 Stock Incentive Plan
3.2	**	Form of Stock Award Agreement
4.1	**	Form of Subscription Agreement
6.1	*	SaaS Services Agreement with Novation Solutions, Inc.
6.2	**	License Agreement with IdentifySensors Fresh Food Enterprises, LLC
6.3	**	Sublease Agreement with Dr. Gregory Hummer/MCO Advantage
6.4	**	Contractor Agreement with Thomas G. Sors
6.5	**	Contractor Agreement with Ann Hawkins
6.6	**	Contractor Agreement with Jeff Spagnola
6.7	**	Contractor Agreement with Dr. Greg Hummer
6.8	**	Contractor Agreement with Bruce Raben
6.9	**	Transfer Agent Agreement with Colonial Stock Transfer
6.10	**	Strategic Alliance Agreement with Purdue University
6.11	**	Memorandum of Understanding with Purdue Research Foundation

** Incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A/A filed with the SEC on May 18, 2021.

19

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDENTIFYSENSORS BIOLOGICS, CORP.

By: /s/ Gregory Hummer, Chief Executive Officer

Date: March 31, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Gregory Hummer, Chief Executive Officer

By :/s/Ann Marie Hawkins, Chief Financial Officer and Principal Accounting Officer

Date: March 31, 2022

20